SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Companhia” or “Eletrobras”) hereby informs its shareholders and the market in general that took notice of a decision rendered today by the 2nd Federal Civil Court of the Judicial Branch of Piauí (SJPI), suspending the effects of the Extraordinary General Meeting held by Companhia Energética do Piauí ("Cepisa"), which resolved to sell the shares in full, less 1 (one) common share on March 21, 2018, alleging that there was an absence of participation representative of Eletrobras at the EGM. This decision excludes CEPISA from the privatization process until the alleged addiction is remedied. The process 1000564-92.2018.4.01.4000 was proposed by the Union of workers in the Urban Industries of the State of Piauí in face of Eletrobras.

Eletrobras clarifies that it was represented in the aforementioned EGM of Cepisa.

In addition, Eletrobras also took cognizance, on this date, of the public civil action (process nº 0076545-15.2018.4.02.5101 (2018.51.01.076545-3)), proposed by the Association of Employers of Eletrobras - ("Aeel"), in face of the Brazilian Social Economic Development National Bank ("BNDES"), before the 19th Federal Court of Rio de Janeiro, in which emergency protection was granted to suspend the bidding process of the 6 (six) Eletrobras distribution companies: Companhia Boa Vista Energia S.A., Companhia Energética de Alagoas, Companhia Energética do Piauí, Centrais Elétricas de Rondônia S.A., Companhia de Eletricidade do Acre S.A. and Amazonas Distribuidora de Energia.

Due to the decision handed down by the 19th Federal Court of Rio de Janeiro, the BNDES released on this date the relevant communication No. 02/2018, which suspends the call notice of the auction No. 2/2018-PPI/PND sine die.

Eletrobras is evaluating the scope and possible impacts of these decisions on the privatization process of the distributors and will adopt all necessary measures to safeguard the continuation of the privatization process.

Rio de Janeiro, July 12, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.